

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Shantanu Gaur
Chief Executive Officer
Allurion Technologies, Inc.
11 Huron Drive
Natick, MA 01760

   Re: Allurion Technologies, Inc.
     Registration Statement on Form S-1
     Filed December 19, 2023
     File No. 333-276131

Dear Shantanu Gaur:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and
         Services

cc: Danielle M. Lauzon, Esq.